Exhibit 4.14

FOURTH AMENDMENT TO THE CONTRACT TO ASSIGN THE OUTSTANDING CREDIT BALANCE ON THE CRC (RESULTS COMPENSATION) ACCOUNT, SIGNED BETWEEN THE STATE OF MINAS GERAIS AND COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG.

THE STATE OF MINAS GERAIS, through its State Finance Office, with head office at Praça da Liberdade, Belo Horizonte, Minas Gerais, CNPJ 18.715.615/0001-60, herein represented by its State Finance Secretary Fuad Jorge Noman Filho, its State Development Secretary Wilson Nélio Brumer, and its General Attorney José Bonifácio Borges de Andrada, and COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG, a company with mixed State and private-sector stockholdings, with headquarters in Belo Horizonte, Minas Gerais, at Avenida Barbacena 1200, CNPJ 17.155.730/0001-64, herein represented by its Chief Executive Officer Djalma Bastos de Morais and by its Chief Financial and Investor Relations Officer Mr. Flávio Decat de Moura (hereinafter referred to as “CEMIG”), the STATE and CEMIG hereinafter being referred to jointly as “the Parties”, and each, individually, as a “Party”.

WHEREAS —

1.                                      Law 8631 of March 4, 1993, amended by Law 8727 of November 5, 1993, in particular the provisions of Article 5, § 4, gave authorization for the outstanding balance on the account known as the CRC (Results Compensation) Account, after the offsetting specified in § 3 of the said Law, to be used, under agreements with the public electricity service concession holders, by the states, the Federal District and municipalities that hold stockholding control in the said concession holders, for the purposes of offsetting debt owed to the federal government by the said states, Federal District and municipalities;

2.                                      on May 31, 1995, under the above legislation, the Parties signed the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, by which CEMIG assigned to the STATE the remaining balance of the credits on the now-discontinued Results Compensation Account received from the Federal Government, in the amount of 852,851,282.9305 Fiscal Reference Units (UFIRs), corresponding, on the date of the assignment, to R$ 602,198,290.88 (six hundred and two million, one hundred and ninety eight thousand, two hundred and ninety Reais and eighty eight centavos), to be amortized by the STATE in 204 (two hundred and four) monthly consecutive installments, updated by the UFIR and remunerated at annual interest of 6% (six per cent) after a grace period of 36 (thirty six) months, guaranteed by funds of the States’ Participation Fund (FPE) (such Contract, as amended by the three amendments referred to below, hereinafter being referred to simply as “the CONTRACT”);

3.                                      on February 24, 2001 the Parties signed the First Amendment to the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, to alter the monetary correction indexor on the debtor balance, from the UFIR to the Special Expanded National Consumer Price Index (IPCA-E), for the period of January through October 2000, and to the

General Internal Availability Price Index (IGP-DI), in the months of November and December 2000;

4.                                      on October 14, 2002, the Parties signed the Second Amendment to the Contract for Concession of the Outstanding Credit Balance on the Results Compensation Account, to reschedule the installments which were to become due as from January 1, 2003, and establish the IGP-DI as the inflation indexing unit, with the possibility (at that time) of passing through of the said credit by CEMIG to the federal government or to the BNDES (National Development Bank), though this did not in fact take place;

5.                                      on October 24, 2002 the Parties signed the Third Amendment to the Contract to Assign the Outstanding Credit Balance on the Results Compensation Account, to reschedule and renegotiate the Installments past due and not paid, calculated on December 31, 2002, including interest and arrears charges on the overdue installments, with interest of 12% (twelve per cent) per year and monetary updating by the variation in the IGP-DI, to be paid in 149 (one hundred and forty nine) monthly consecutive Installments, from January 2003 to May 2015;

6.                                      there is legislative authorization for the STATE to pledge in guarantee dividends or Interest on Equity payable to it by CEMIG, and it may do so with the respective retention, under State Law 14247 of June 4, 2002, as amended by State Law 14384 of October 11, 2002;

7.                                      the debtor balance on the CONTRACT on December 31, 2004 is R$ 2,941,599,110.03 (two billion, nine hundred and forty one million, five hundred and ninety-nine thousand, one hundred and ten Reais and three centavos);

8.                                      there is a need to regularize the payment of the installments owed by the STATE to CEMIG, and the Parties have an interest in ensuring that the debit of the STATE is paid in full, as calculated on December 31, 2004, by means of partial or total retention, in accordance with the present instrument, of dividends or Interest on Equity becoming due for payment by CEMIG to the STATE;

9.                                      the draft of this contractual amendment, and also the terms and conditions contained in it, have been approved by the Board of Directors, in a meeting held on January 12, 2005, as per CEMIG Board Decision Statement (CRCA)002/2006, duly homologated by the Extraordinary General Meeting of Stockholders of CEMIG begun on December 30, 2005 and completed on January 12, 2006;

10.                                through CEMIG Board Decision Statement (CRCA) 145./2004, of 22../11../2004, the Board of Directors of CEMIG approved the CEMIG Strategic Plan for 2005—2035, 2004 Edition:  Bases for Renegotiation of the Results Compensation Account Contract  (hereinafter referred to simply as the “Strategic Plan”), which deals with the following:

a)              the criteria and assumptions on which the forecasts made in the Strategic Plan were based;

b)             the renegotiation of the debtor balance of the CRC Contract, in accordance with this present instrument;

c)              the amounts of capital expenditure, including those necessary for the expansion planned by CEMIG, and also the amounts to cover current investment; and

d)             the “New Dividend Policy”, consisting of

(i)             obligatory distribution of 50% (fifty per cent) of net profit as dividends and Interest on Equity, hereinafter referred to as “ordinary dividends”; and

(ii)          distribution of extraordinary dividends or Interest on Equity, every 2 (two) years, starting in 2005, whenever there is free cash available in excess of 5% (five per cent) of annual cash flow, hereinafter referred to as “extraordinary dividends” (“the New Dividend Policy”);

11.                                        the STATE will seek to exercise its power of control in CEMIG in such a way as to orient and allow the management of CEMIG to make the execution of the Strategic Plan possible;

— the Parties hereby resolve to sign this Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the Results Compensation Account (hereinafter “the Amendment”), subject to the following terms and conditions:

CLAUSE ONE: THE DEBIT

The STATE recognizes and declares, for the purposes of this instrument, subject to the matters in the Sole Paragraph of this Clause, the debit owed by itself to CEMIG under the CONTRACT, as amended, in the total amount of R$ 2.941.599.110,03 (two billion, nine hundred and forty-one million, five hundred and ninety-nine thousand, one hundred and ten Reais and three centavos), base date December 31, 2004, made up of the past due and unpaid installments of the principal, and also the installments yet to become due, all duly updated and augmented by contractual charges up to the base date (hereinafter referred to simply as “the DEBIT”).

Sole paragraph: The debtor balance identified in this clause is the subject of disagreement in relation to an amount limited to R$ 115,670,291.40 (one hundred and fifteen million six hundred and seventy thousand two hundred and ninety one Reais and forty centavos). The  STATE and CEMIG undertake to resolve this disagreement within 90 (ninety) calendar days from the date of signature hereof, by means of conciliation to be effected by the STATE and CEMIG, there being deducted any amount which comes to be recognized by the Parties as not payable, in a valuation opinion approved by the STATE and by the Board of CEMIG, with proportional reduction in the value of the Installments specified in Paragraph One of Clause Two hereof. If the conciliation is not achieved in the above-mentioned period, the disagreement shall be submitted by both the Parties to the Public Audit Board of the State of Minas Gerais, through a formal, and specific, consultation.

CLAUSE TWO: MONETARY ADJUSTMENT, INTEREST AND PAYMENT CONDITIONS

The STATE undertakes to amortize and pay the DEBIT, duly updated and augmented by the due interest, in accordance with the following basic conditions:

a)              compliance with the obligation for payment and consequent amortization and settlement of the

DEBIT shall take place, as priority, by means of retention by CEMIG of the amount of dividends and Interest on Equity payable to the STATE, as provided for in Clause Three;

b)             the DEBIT shall be updated in its monetary value, based on the monthly variation, positive or negative, of the General Internal Availability Price Index (IGP-DI) of the Getúlio Vargas Foundation, taking place from January 1, 2005 and up to the date of its effective and entire settlement;

c)              on the balance of the DEBIT, updated, there shall be payable interest of 4.00961494016% per half-year and 8.18% (eight point one eight per cent) per year, pro rata tempore, capitalized half-yearly, on June 30 and December 31, subject to the terms of Clause Six and other provisions of this instrument;

d)             the STATE shall settle the DEBIT, duly updated and augmented by the interest payable, by June 30, 2035;

e)              to amortize the DEBIT, the STATE shall pay to CEMIG (i) 61 (sixty-one) half-yearly consecutive installments, becoming due by June 30 and December 31 of each year, the first starting from the first half of 2005, in accordance with the amounts and timetable set out below (“the Installments”), until the total settlement of the DEBIT, and (ii) the entire debtor balance, if any, after the payments referred to above, on June 30, 2035.

Paragraph One: The amortizations referred to in item (i) of sub-clause “e” of the head paragraph shall be effected, at each due date, in accordance with the following amounts:

INSTALLMENTS	AMOUNT OF INSTALLMENT
1 to 5	R$29,415,991.10,
6 to 10	R$30,886,790.66,
11 to 15	R$33,828,389.77,
16 to 20	R$38,240,788.43,
21 to 25	R$41,182,387.54,
26 to 29	R$44,123,986.65,
30 to 33	R$47,065,585.76,
34 to 37	R$50,007,184.87,
38 to 41	R$52,948,783.98,
42 to 44	R$55,890,383.09,
45 to 47	R$58,831,982.20,
48 to 50	R$61,773,581.31,

51 to 53	R$64,715,180.42,
54 and 55	R$67,656,779.53,
56 and57	R$70,598,378.64,
58 to 60	R$73,539,977.75,
61	R$76,481,576.84

Paragraph Two: The amount of each Installment shall be monetarily updated, from January 1, 2005 up to the date of its payment, based on the General Domestic Availability Price Index (IGP-DI) inflation index of the Getúlio Vargas Foundation.

Paragraph Three: The maturity date of each installment shall be automatically brought forward to the date on which CEMIG makes the payment of dividends and/or Interest on Equity, within the respective half-year to which the installment refers. In the event of there having taken place, in the said half-year, any payment of dividends or Interest on Equity, either ordinary or extraordinary, and if the payment of these takes place on different dates, the due date shall be that of the last payment in the half-year period. There shall, however, be retained, from each payment which comes to be made within the respective half-year, in advance, the amount which, under this CONTRACT, is to be retained of the amount payable by CEMIG to the STATE, as provided for in Clause Three.

Paragraph Four: The monetary updating and the interest payable under this Amendment shall be calculated on the daily debtor balances of the DEBIT, pro rata tempore, with the monetary updating being calculated monthly and the interest being capitalized six-monthly.

Paragraph Five: In the event of the IGP-DI being abolished, the index which replaces it shall be applied, or another officially recognized monetary updating index which best reflects the loss of purchasing power, or any other index which may be agreed between the Parties.

CLAUSE THREE: RETENTION OF DIVIDENDS AND INTEREST ON EQUITY

For payment of the DEBIT, in accordance with Clause Two, the Parties recognize that the STATE:

a)                  currently has a stockholding of 22.23% (twenty two point two three per cent) in CEMIG which, based on distribution of 50% (fifty per cent) of the net profit as dividends or Interest on Equity and retention of the percentage specified in Paragraph Two, sub-clause “a” below, corresponds, on today’s date, to a percentage of 7.23% (seven point two three per cent) on net profit; and

b)                 intends to use the amounts arising from the flow of dividends or Interest on Equity to which it is entitled as a stockholder of CEMIG, taking into account the New Dividend Policy and the changes to the Bylaws of CEMIG, to guarantee the payment of the Installments and of the balance of the DEBIT.

Paragraph One: By means of this Amendment, and for the full purposes of law, the STATE hereby irrevocably authorizes CEMIG to retain amounts from the STATE’s entitlement to dividends and/or Interest on Equity receivable from CEMIG for the payment of the Installments and the balance of the DEBIT, plus the interest owed and duly adjusted, subject to the provisions of this instrument.

Paragraph Two: Of the distribution, as ordinary dividends and Interest on Equity, of 50% (fifty per cent) of net profit, CEMIG shall, unless otherwise provided for in this instrument, proceed as follows:

a)                     CEMIG shall retain 65% (sixty five per cent) of the total of the ordinary dividends and Interest on Equity to which the STATE is entitled (hereinafter “the Amount Retained”) and apply the entire Amount Retained as follows:

a.1) for settlement of any Installment past due and not fully paid, in order of the past chronological order of due dates;

a.2) for settlement of the Installment relating to the half-year in which the ordinary distribution of profit or Interest on Equity takes place;

a.3) for anticipated settlement of up to a maximum of 2 (two) Installments, being those immediately subsequent to the half-year in which the ordinary distribution of earnings or Interest on Equity takes place, subject to the provisions of Clause Four; and

a.4) for the amortization of the balance of the DEBIT, augmented by the interest due and duly adjusted, without there being any change to the amount or due date of the Installments yet to become due, or subsequent ones, which shall continue to be owed in accordance with the terms of Clause Two, except those referred to in item a.3 above.

b)                 CEMIG shall pay to the STATE the remaining 35% (thirty five per cent) of the amount of the ordinary dividends and Interest on Equity.

Paragraph Three: Without prejudice to the retention of the Amount Retained under Paragraph Two, if the retention of the ordinary dividends and Interest on Equity is insufficient to settle the respective Installment, CEMIG shall proceed to retain, starting on January 1, 2008, up to 65% (sixty five per cent) of all and any amount of extraordinary dividends or Interest on Equity to which the STATE may be entitled, for the settlement of any Installment, up to the amount necessary for its settlement, after due monetary correction.

Paragraph Four: If the retention of the ordinary and extraordinary dividends and/or Interest on Equity in the manner specified in Paragraphs Two and Three above is insufficient for total settlement of any Installment, CEMIG  shall proceed automatically to retain the totality of all and any dividends and Interest on Equity, ordinary or extraordinary (including the percentage specified in Paragraph Two, sub-clause “b”), to which the STATE is entitled, starting from the six-month period immediately following that of the Installment which is past due and has not been fully settled, up to the full settlement of such Installment, duly adjusted in monetary terms, and the interest due on any debtor balance shall be added to the total of the DEBIT.

Paragraph Five: Without prejudice to the retention of the Amount Retained, in accordance with the Paragraphs above and any other provision hereof, and provided that default has not yet been characterized under Clause Seven, after the settlement of all the Installments that are past due and have not been fully settled, the retention specified in Paragraphs Three and Four shall be immediately suspended, and shall again be applied only to the 65% (sixty five per cent) of the ordinary dividends and Interest on Equity, in accordance with Paragraph Two, sub-clause “a”.

Paragraph Six: If there is a reduction in the share held by the STATE in the registered capital of CEMIG and, as a result, in the ordinary dividends and/or Interest on Equity to be paid by CEMIG to the STATE, the percentage defined in Paragraph Two, sub-clause “a” shall automatically be adjusted upward (with the corresponding reduction of the percentage specified in Paragraph Two, sub-clause “b”), in such a way that the “Amount Retained” shall correspond at all times to at least 7.23% (seven point two three per cent) of the net profit of CEMIG.

Paragraph Seven: If CEMIG assigns the credits made up of the Installments payable by the STATE, which may also be an assignment to one or more Credit Receivables Investment Funds, provided that all the terms and conditions of this instrument are preserved, the STATE hereby authorizes CEMIG to make the payment of the Installments, in the proportion of the credit assigned, directly to the assignee, using amounts retained in accordance with this Clause Three.

CLAUSE FOUR: EARLY AMORTIZATION AND OTHER AMORTIZATIONS

The Parties agree that early amortization of an Installment or Installments may only take place in the following events and provided there is no Installment which is past due and has not been fully settled:

a)              the STATE may effect early amortization of up to a maximum of 2 (two) Installments, by application of the balance of the Amount Retained in excess of the amount of the Installments that are past due, as specified in Paragraph Two, sub-clause “a.3”, of Clause Three, provided the number of installments thus amortized early does not exceed, at any time, a total of 2 (two) Installments; or

b)             the STATE may carry out early amortization of up to a maximum of 3 (three) Installments, with its own funds, not arising from the retention of ordinary or extraordinary dividends and/or Interest on Equity, provided that the number of Installments thus amortized early does not exceed at any time a total of 3 (three) Installments.

Sole paragraph: In the event that CEMIG carries out any amortization, redemption or repurchase of shares, any reduction of capital or any other transaction which results in distribution or payment to stockholders, other than distribution of dividends or payment of Interest on Equity, the totality of the amounts to which the STATE is entitled shall be wholly and automatically used in the amortization of the balance of the DEBIT, in the manner specified in Clause Three, Paragraph Two, sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of sub-clause “b” of this Clause.

CLAUSE FIVE: COMPLIANCE WITH THE STRATEGIC PLAN AND THE CONTRACT

For the purposes of ensuring the total payment of the DEBIT to CEMIG, under the terms of this Amendment, and as part of its obligations hereunder, the STATE undertakes, subject to the legislation in force, to exercise its power of control in CEMIG in such a way as:

a)                  to propose the maintenance of, and maintain, in the bylaws of the wholly-owned subsidiaries of CEMIG, the distribution and payment to CEMIG, as dividends and/or Interest on Equity, of the total of the net profit made by the said subsidiaries, after the retention of the amounts allocated to the legal reserves and to the capital expenditure approved under the Strategic Plan, subject to the availability of free cash in the respective subsidiary;

b)                 to propose the maintenance of, and to maintain, in the Bylaws of CEMIG, (i) the distribution and payment of 50% (fifty per cent) of net profit, as dividends or Interest on Equity, in 2 (two) six-monthly parts, the first by June 30 and the second by December 31, of each year; and (ii) the provisions in relation to the management of CEMIG contained in Clause 11 of the Bylaws, with the drafting approved by the Extraordinary General Meeting of Stockholders begun on December 30, 2005 and completed on January 12, 2006.

c)                  to submit to prior approval by the Board of Directors of CEMIG and, subsequently, to approval by the General Meeting of Stockholders of CEMIG, any alteration to the CONTRACT, as amended by the present Amendment;

Paragraph One:  The Parties recognize that the renegotiation of the DEBIT in the form of this Amendment took into account the Strategic Plan and the New Dividend Policy therein specified, and also the establishment of targets for the management of CEMIG, in accordance with the provisions of the bylaws referred to in sub-clause “b” of the head paragraph of this Clause. In this respect, and as long as the State has fulfilled its commitments specified in this Clause Five, if an extraordinary event occurs that is unpredictable and beyond the control of the Parties, and results in reduction of the profit of CEMIG and consequent reduction of the payment of dividends and Interest on Equity, in such a way that 100% (one hundred per cent) of the retention by CEMIG of the ordinary and/or extraordinary dividends and interest on equity which are payable to the STATE, in accordance with the provisions of Paragraph Four of Clause Three, is insufficient for the full payment of the Installments, the Parties, in a spirit of mutual cooperation and in obedience to the final period for settlement of the DEBIT and the financial charges originally agreed, hereby agree to negotiate in good faith the rescheduling of the Installments affected by the respective events, taking into account the Strategic Plan. When the existence of the circumstances referred to in this Paragraph One has been characterized, unless the parties reach an agreement about the rescheduling of the Installments affected, all the provisions hereof shall remain valid and in full effect (including the retention of all the dividends and interest on equity payable to the State), except that the number of Installments provided for in the head paragraph of Clause Six and in sub-clause “b” of Clause Seven shall be, for the specific purposes of such an eventuality, and without the possibility of accumulation (even if a new event occurs), augmented by 1 (one) Installment, increasing to 4 (four) and 6 (six) Installments, respectively.

Paragraph Two: The provisions relating to the management of CEMIG contained in the bylaws referred to in sub-clause (b), sub-item (ii), of this Clause Five, which aim to ensure compliance with the guidelines and targets necessary for adequate generation of the profits of CEMIG and the payment of the DEBIT in the form specified in this Amendment, shall not be changed, other than in an extraordinary situation arising from a future situation in the economy which clearly justifies and calls for alteration of any of these provisions, as and when such situation is identified by the Board of Directors of CEMIG in terms of this Paragraph Two and provided that the alteration of any of these provisions, in such a situation, (i) is limited to what is strictly necessary for adaptation to the new situation, (ii) maintains and makes possible maintenance of the projections of CEMIG’s profits in such a way as to ensure the conditions for the full payment of the DEBIT by the STATE in the manner specified in this Amendment, (iii) obeys the principles that support the renegotiation of the DEBIT in the form of this Amendment and, cumulatively, (iv) is approved by the Board of Directors of CEMIG, after hearing of the opinions of an independent audit, and also of CEMIG’s independent auditors, as a condition for submission of the change to the general meeting of stockholders of CEMIG.

CLAUSE SIX — INCREASE IN THE INTEREST RATE

In the event that the STATE does not pay on time and in full 3 (three) successive Installments, whether or not there has been retention of the totality of all or any ordinary and extraordinary dividends and/or Interest on Equity due to the STATE under Paragraph Four of Clause Three, or if its default becomes characterized under Clause Seven, the interest rate applicable to the balance of the DEBIT shall be changed, automatically, to 0.797414 per month, corresponding to an effective rate of 10% (ten per cent) per year, in replacement of the interest rate specified in sub-clause “c” of the head paragraph of Clause Two.

Sole paragraph: The increase in the interest rate shall be in effect as from the first day of the six-month period following the six-month period to which the third Installment not fully paid refers and may be reduced again to the interest rate specified in sub-clause “c” of the head paragraph of Clause Two (without prejudice to the amount of interest accumulated at the higher rate in the period in which it is in effect) if the STATE settles all and any Installment that is past due and unpaid in full before its default has been characterized in accordance with Clause Seven.

CLAUSE SEVEN: DEFAULT

Any of the following events shall characterize default by the STATE, independently of any advice or notification:

a)                   if the STATE at its initiative and without being obliged to comply with any new rule of federal legislation (i) allows the reduction of the distribution and payment to CEMIG of dividends or interest on equity of the wholly-owned subsidiaries of CEMIG, as specified by sub-clause “a” of Clause Five, (ii) reduces the distribution and payment of 50% (fifty per cent) of the net profit of CEMIG as dividends and Interest on Equity, or (iii) ceases to obey the provisions of Paragraph Two of Clause Five in relation to the commitment and matters specified in sub-clause “b”, item (ii) of Clause Five;

b)                  if the STATE ceases to make the payments in timely fashion and in full of 5 (five) consecutive Installments, independently of whether or not either of the following has occurred: (i) retention of the totality of all and any ordinary or extraordinary dividends or interest on equity payable to the STATE, in accordance with Paragraph Four of Clause Three; or (ii) increase in the interest rate under Clause Six; or

c)                   if the STATE ceases to make full payment of any amount due under this instrument and the sum of the amount owed is equal to or more than 4 (four) times the value of the first Installment not aid in full, adjusted in accordance with Paragraph Two of Clause Two, or

d)                  the STATE fails to comply with the provisions of Clause Five, sub-clause “c”, or in any way prevents CEMIG from making the retentions specified in Clause Three or in the Sole Paragraph of Clause Four.

CLAUSE EIGHT: MEASURES IN THE EVENT OF DEFAULT; EARLY MATURITY; CHANGE IN FINANCIAL CHARGES

In the event that the STATE defaults, under Clause Seven, independently of whether CEMIG takes any steps at any time, the following shall be obeyed, without prejudice to any other right of CEMIG or action:

a)              the amount of the DEBIT, including the Installments, shall continue to be updated by the positive or negative variation of the General Domestic Availability Price Index (IGP-DI) and to suffer the effect of interest, in the manner specified herein, subject to sub-clause “b” below;

b)             in substitution of the remunerative interest rate specified in Clause Six, arrears interest of 0.948879% per month shall automatically come into effect, corresponding to an effective rate of 12% (twelve per cent) per year, starting from the date of characterization of the default;

c)              CEMIG shall continue to retain the Amount Retained, and also the totality of all and any ordinary or extraordinary dividends or Interest on Equity, or other amounts resulting from amortization, redemption or repurchase of debentures, shares or reduction of capital payable to the STATE, until the full payment of the totality of the DEBIT, augmented by the interest payable, and duly corrected in monetary terms. The retention shall not under any circumstances cover amounts relating to revenues of the STATE of a tax nature;

d)             CEMIG may declare early maturity of the totality of the DEBIT, augmented by the interest payable, duly updated in monetary terms, and also demand, charge and collect from the STATE, through the courts or otherwise, the amounts payable by the STATE, including the total of the debtor balance.

CLAUSE NINE: PERIOD OF VALIDITY

The CONTRACT shall be valid until June 30, 2035, and may be settled early, if the value of the Amounts Retained which exceed the amount of the respective Installments, plus any other amount which becomes payable to CEMIG under this instrument, have been sufficient for the early settlement of the balance of the DEBIT, plus the interest payable and due monetary correction.

Paragraph One: If the concession contracts for provision of public electricity distribution service of the respective wholly-owned subsidiary of CEMIG are not extended from 2016, the Parties shall renegotiate the balance of the DEBIT, subject to preservation of the limit-date of June 30, 2035 for its full payment.

Paragraph Two: If for any reason the CONTRACT is terminated or extinguished without the debtor balance owed by the STATE having been settled in full, for as long as the settlement of the debtor balance, including the interest due and monetary correction, is not renegotiated between the Parties, CEMIG shall retain the totality of the ordinary or extraordinary dividends and/or Interest on Equity payable to the STATE, independently of notice or any other measure.

Paragraph Three: If the STATE decides to dispose of shares that represent the control of CEMIG, it must include in the respective public offer, or equivalent, and in all the other instruments of disposal, a Clause which obliges the acquiring Party to settle, at sight, the balance of the DEBIT, augmented by the due interest and duly corrected in monetary terms, as a condition for the acquiring Party to acquire control, and in this event the balance of the DEBIT shall be considered to have matured early, without requirement for any advice or notice.

Paragraph Four: The Parties state and acknowledge that, between the Parties, the effects of this Amendment shall be backdated to govern the first half of 2005.

CLAUSE TEN: BUDGETARY ALLOCATION

The expenses arising from this Amendment shall be borne by general budget funding allocation General State
Expenses - 1911 28 843 002 7 886 0001, of the budget of the STATE currently in force, Law 15460 of January 15, 2005, and those of the subsequent business years by the budget allocations which are set in the respective budgets.

CLAUSE ELEVEN: TRANSITORY PROVISIONS RELATIVE TO THE DEDUCTIONS

In 2005, there shall be deducted from the respective Amounts Retained funds to be allocated for the subscription, by the STATE, of non-convertible debentures in CEMIG, the purpose of which is to finance construction of the Irapé hydroelectric plant, under Article 1 of State Law 13954 of July 20, 2001, plus an additional subscription of R$ 30,000,000.00 (thirty million Reais) in 2 (two) six-monthly Installments of R$ 15,000,000.00 (fifteen million Reais) each, in the year of 2006, the addition of which shall depend on legislative authorization.

Sole paragraph: All the amounts, including principal and/or interest, payable to the STATE under the above-mentioned debentures shall, at the date of their respective maturity, redemption or payment, be applied totally and automatically in the amortization of the balance of the DEBIT, in the form specified in Clause Three, Paragraph Two, Sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of Sub-clause “b” of Clause Four.

CLAUSE TWELVE: IRREVOCABILITY

The present Amendment has been duly authorized and signed by the Parties, and constitutes a perfect legal transaction and is irrevocable. Any alteration to the CONTRACT, as amended by this Amendment, must obey the provisions of this instrument.

CLAUSE THIRTEEN: SUCCESSION AND ASSIGNMENT

The CONTRACT, as amended by this Amendment, is signed and agreed irrevocably, and binds the Parties and those who for any reason are their successors. None of the Parties may assign its rights or obligations under the CONTRACT, as amended by this Amendment, by means of stockholding reorganization or otherwise, other than in the circumstances provided for by Paragraph Seven of Clause Three.

CLAUSE FOURTEEN: RATIFICATION

All the clauses, items and conditions of the CONTRACT which have not been altered by the present Amendment and which do not conflict with the terms of this Amendment remain in full force and effect.

CLAUSE FIFTEEN — NOVATION

Omission or delay by any of the Parties in exercising any of their rights shall not constitute waiver or novation, nor prejudice future exercise of the same right.

CLAUSE SIXTEEN — JURISDICTION

The place of jurisdiction of the CONTRACT is the legal district of Belo Horizonte, in the Brazilian State of Minas Gerais, any other being hereby waived.

Being agreed and contracted the Parties sign this present Amendment in 3 (three) copies of equal form and content, for a single legal effect, in the presence of the witnesses named below, who also sign.

Belo Horizonte, January 23, 2006

(Signed by)

STATE OF MINAS GERAIS;

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG;

WITNESSES: Name — Identity Card Number; Name — Identity Card Number;

Name:	Name:

RG:	RG: